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VIA EDGAR

October 30, 2020

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to the comments on Post-Effective Amendment No. 111 to the Registrant’s registration statement on Form N-1A (“PEA 111”) on behalf of the Wasatch Greater China Fund (the “Fund”) filed on EDGAR on August 31, 2020 that were provided to me by telephone on Thursday, October 15, 2020 by the Securities and Exchange Commission (the “SEC”).

1.	Summary Section of Prospectus – Fees and Expenses- Fee Table

SEC Comment:    The disclosure in the Fund’s statement of additional information (“SAI”) currently states that the Fund may make short sales of securities, but it is not a principal strategy of the Fund to make short sales of securities. If the Fund intends to engage in short sales, please supplementally confirm that any estimated costs of such short sales will be included in “Other Expenses.”

Response:    The Registrant confirms that the Fund does not currently intend to engage in short sales. However, if the Fund does engage in short sales it will include any such applicable costs in “Other Expenses”.

2.	Summary Section of Prospectus – Fees and Expenses- Fee Table

SEC Comment:    The Fund may invest in other investment companies including exchange-traded funds. If applicable, please include the required sub caption and disclosure for acquired fund fees and expenses as set forth in Instruction 3(f)(i) of Form N-1A. In the alternative, please supplementally confirm that if the Fund’s investments in other investment companies is estimated at less than 0.01% that you include such expense, if any, in other expenses.

Response: Registrant confirms that acquired fund fees from investments in other investment companies is estimated at less than 0.01%, and that any such acquired Fund fees will be included in the “other expenses” line item.

3.	Summary Section of Prospectus – Fees and Expenses - Portfolio Turnover

SEC Comment:    Please consider including a statement as to why portfolio turnover is not included for the New Fund.

Response:    The Registrant will add the following disclosure:

“Because the Fund is newly organized, portfolio turnover information is not available.”

4.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    The second sentence of the first paragraph in the section “Principal Strategies” states: “Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities of companies of all market capitalizations whose principal activities are economically tied to the Greater China region.” Please include a description of equity securities and include any corresponding principal risk.

Response:    The Registrant will revise the principal strategy of the Fund and include the following disclosure:

“Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities, typically common stock, of companies of all market capitalizations whose principal activities are economically tied to the Greater China region.”

A corresponding Equity Securities principal risk disclosure is currently included in the Principal Risk section of the Fund.

5.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    The term “We” is currently used throughout this section. Please consider revising to Plain English. For example, using the term the Advisor instead of “we.”

Response: Registrant will use the term “Advisor” or otherwise define the term “we” to mean the Advisor.

6.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    Please revise the first paragraph in the section “Principal Strategies” to Plain English. Please consider separating disclosure into separate paragraphs including the China A share disclosure. Please see Investment Management Guidance Update 2014-08. In addition, please briefly define China A shares in the principal strategies.

Response:    Registrant will revise the first paragraph in the section “Principal Strategies” as follows:

The Fund invests primarily in companies of all market capitalizations that are tied economically to the Greater China region.

Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities, typically common stock, of companies of all market capitalizations whose principal activities are economically tied to the Greater China region. The Greater China region includes: The People’s Republic of China (“PRC” or

“China”), Hong Kong and Taiwan. The Advisor may make the determination about whether a security or instrument is economically tied to the Greater China region based on one or more of the following criteria: (i) whether the issuer is organized under the laws of a country or administrative district within the Greater China region; (ii) whether the issuer derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the Greater China region, (iii) whether the issuer is headquartered or organized in the Greater China region; (iv) whether the issuer’s principal place of business is in the Greater China region; (v) the security’s or instrument’s primary trading market(s); or (vi) whether the security is a component of or its issuer is included in any recognized securities index for Greater China region.

The Fund will typically purchase common stock listed on the Hong Kong Stock Exchange, the Taiwan Stock Exchange, and those listed as “China A-Shares“ on the Shanghai Stock Exchange and the Shenzhen Stock Exchange. The Fund may purchase China A-Shares through the Shanghai-Hong Kong Stock Connect program (“Shanghai Connect”), the Shenzhen-Hong Kong Stock Connect program (the “Shenzhen Connect”)(collectively, the “Stock Connect Programs”) or through the Qualified Foreign Institutional Investor or Renminbi Qualified Foreign Institutional Investor programs made accessible to foreign investors by the Chinese government (collectively, the “QFII Programs”). The Fund may also invest in companies economically tied to the Greater China Region by purchasing sponsored and unsponsored depositary receipts, including American, European and Global Depositary Receipts.

Some countries in the Greater China region are considered to be emerging markets, including China.

7.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    In the section “Additional Information for the Fund-Additional Investment Strategies and Risks for the Fund” the Fund discloses a “Currency Risk” under “Foreign Securities Risk.” Please add disclosure in principal strategies regarding specific currencies the Fund will invest in and a corresponding currency risk in the principal risks.

Response:    Registrant believes the current risk disclosure is appropriate. It is not a principal investment strategy of the Fund to purchase foreign currency for investment purposes. The Fund will engage in foreign currency transactions from USD to the local currency or vice-versa to the extent necessary to execute purchase or sale transactions. The currency risk disclosure is a general risk associated with investing in foreign securities regardless of the specific currency exchanged for a transaction. Accordingly, currency risk is already disclosed under foreign security risks in the Summary Section.

8.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    The third sentence of the first paragraph in the section “Principal Strategies” states: “The Greater China region includes: The People’s Republic of China (“PRC” or “China”), Hong Kong, Taiwan and certain other countries.” Please delete the phrase “certain other countries” and name the specific countries the Fund will invest in. In addition, please provide corresponding principal country risk.

Response:    Registrant will delete “certain other countries.” No additional countries will be added.

9.	Summary Section of Prospectus – Principal Strategies and Principal Risks

SEC Comment:    Please ensure correlation amongst the principal strategies and the principal risks. For example, there are frontier markets risk and liquidity risk in the principal risks but there is no corresponding principal strategy for each such principal risk.

Response:    Registrant will remove the frontier markets risk as it is not a principal strategy of the Fund to invest in frontier markets. It is not a principal investment strategy of the Fund to invest in illiquid securities, however Registrant feels liquidity risk is part of the risks inherent to the Fund with a principal strategy of investing in foreign securities that should be disclosed to Fund shareholders as a principal risk.

10.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    The fourth sentence in the first paragraph in the section “Principal Strategies” includes the following disclosure: “…. or (vi) whether the security is a component of, or its issuer is included in a recognized securities index for Greater China region.” Please identify the recognized securities index for Greater China region. Please note you may include in the principal strategies section or in your Item 9 disclosure section, “Additional Information for the Fund-Additional Investment Strategies and Risks for the Fund.”

Response:    In accordance with the adopting release of Rule 35d-1, the Registrant may adopt specific criteria in determining whether an investment is tied economically to a country or a particular region. In this case, in determining whether a particular instrument is a suitable investment for the Fund consistent with Rule 35d-1, Registrant will consider several factors, one of which is whether a security has been included on ANY recognized securities index. The inclusion of a security in a particular index is not dispositive, but helpful to the evaluation of the economic ties of a particular security. Accordingly, listing every potential index covering the Greater China Region is unnecessary.

11.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    Please confirm supplementally if a license agreement is required to invest through the Shanghai-Hong Kong Stock Connect program (“Shanghai Connect”) or the Shenzhen-Hong Kong Stock Connect program (the “Shenzhen Connect”) or through other locations that may have stock connect programs in the future (together with Shanghai Connect and Shenzhen Connect, each a “Stock Connect”). If a license agreement is required, please explain if there are an affiliation issues under Section 17 of the Investment Company Act of 1940, as amended. If a license agreement is required, please file as an exhibit to the Registration Statement. Please discuss any fees for license agreement and how they will be reflected in the fee table. Please discuss impact on principal strategy if you cannot obtain license agreement.

In addition, the second to last sentence in the first paragraph in the section “Principal Strategies” states: “The Fund may also invest in China A-shares through the Qualified Foreign Institutional Investor or Renminbi Qualified Foreign Institutional Investor systems (collectively, the “QFII Programs”) provided the appropriate licenses are obtained or through other means of access which may become available in the future.”

The principal strategy should be current strategy and not a future strategy as noted “may become available in the future.” Please delete the sentence if a future investment strategy or revise accordingly to reflect as current strategy if that is the case.

Response:    Registrant confirms no license agreement is required to invest in China A-Shares through the Stock Connect programs. Please see the revised QFII programs disclosure in the response to Comment 6, above.

12.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    The last sentence in the first paragraph in the section “Principal Strategies” includes the following disclosure: “The Fund may invest in depositary receipts, including American, European and Global Depositary Receipts.” Please specify depositary receipts to be used by the Fund including whether it is sponsored or not and type of receipt. In addition, please revise principal risk accordingly. Please note that additional information can be added to Item 9 disclosure. Please indicate whether investing in depositary receipts is part of the Fund’s 80% investment strategy. The description of depositary receipts in the section “Investment Strategies and Risks - Foreign Securities” in the SAI includes American and Global Depositary Receipts but European is not included. Please revise to include European if applicable.

Response:    Please see the revised principal strategy disclosure included in the response to Comment 6, above. Registrant confirms ADRs, EDRs and GDR’s that represent an interest in securities of companies tied economically to the Greater China Region will be included as part of the Fund’s 80% investment strategy. Registrant will revise the depositary receipt risk disclosure to include European receipts.

13.	Summary Section of Prospectus – Principal Strategies

SEC Comment:    Please clarify the securities the Fund intends to invest in for the 20% bucket of the portfolio. For example, the disclosure states that the Fund may invest in companies of any size, including early stage companies, which are companies that may be unproven and that may have limited or no earnings history, if we believe they have outstanding long-term growth potential. Are investments in early stage companies in the 80% bucket or 20% bucket?

Response:    Registrant confirms that, consistent with the Name Rule, and as described in the summary section, the strategy of the Fund is to purchase securities of companies economically tied to the Greater China Region within the 80% portion of the Fund of all market capitalizations. This includes IPOs, depositary receipts, early stage companies, and large cap companies, if they are economically tied to the Greater China Region Securities of companies not economically tied to the Greater China Region will not be counted within the 80% portion of the Fund, but will fall into the 20% bucket

14.	Summary Section of Prospectus – Principal Risks

SEC Comment:    The third paragraph of the Fund states that: “The Fund may invest a large percentage of its assets (greater than 5%) in a few sectors, including communications services, consumer discretionary, consumer staples, financials, health care, industrials and information technology.”

Please revise Item 4 and Item 9 to ensure that the sector risks are consistent with Principal Strategies and Principal Risks.

The first sentence of the Communication Services Sector Risk states: “The communication services sector includes companies in the diversified telecommunication services, wireless telecommunication services, and media and entertainment industries.” Please revise principal strategies and add media/entertainment industries.

Response:    Communications Services is the broad sector specifically listed among the sectors in which the Fund may be invested. Registrant will revise the Communications Sector Risk disclosure as follows:

Communication Services Sector Risk. The communication services sector includes diversified telecommunication services companies, wireless telecommunication services companies, and media and entertainment companies. The communication services sector is subject to government regulation and can be significantly affected by intense competition and technology changes, which may make the products and services of certain companies obsolete. Wireless telecommunication services companies can be significantly affected by failure to obtain, or delays in obtaining, financing or regulatory approval, intense competition, product incompatibility, changing consumer preferences, rapid obsolescence, significant capital expenditures, and heavy debt burdens. Media and entertainment companies can be significantly affected by technological advances and government regulation.

15.	Summary Section of Prospectus – Principal Risks

SEC Comment:    There is currently a principal risk “China Region Risk.” Please change to “Greater China Region Risk.” Please revise disclosure accordingly. In addition, please revise disclosure to be Plain English. Please see Investment Management Guidance Update 2014-08.

Please include risk of fraud regarding investing Chinese companies. Please see Risk Spotlight, Division of Economic and Risk Analysis, US Investors’ Exposure to Domestic Chinese Issuers, July 6, 2020.

Response:    Registrant will revise the “China Region Risk” section to “Greater China Region Risk,” and will include additional audit, accounting and fraud risk disclosure as follows:

Greater China Region Risk. The Fund is subject to additional risks associated with investments in China and other countries in the Greater China region, including Hong Kong and Taiwan. Chinese governmental actions can have significant effect on the economic conditions in a particular region or a particular issuer or industry which could adversely affect the value and liquidity of investments. The Chinese government exercises significant control over China’s economy through, among other things, its industrial policies, monetary policies, management of currency exchange rates, and management of the payment of foreign currency-denominated obligations. Changes in these policies may adversely impact industries and companies in China and the Greater China Region

The economies of countries in the Greater China Region, particularly their export-oriented industries, may be adversely impacted by the developments in the economies and governmental actions of their principal trading partners, including the United States, such as the imposition of trading restrictions, tariffs and other protectionist trade policies. Further, China’s domestic-oriented industries may be particularly sensitive and adversely affected by changes in government policy and investment cycles as China’s consumer class continues to grow. China has historically managed its currency in a tight range relative to the U.S. dollar but this may be subject to greater uncertainty as exchange control regulations may be modified. In addition, China’s long-running conflict over Taiwan, border disputes with many neighbors and historically strained relations with other Asian countries could adversely impact the economies of countries in the Greater China region. Additional risks include currency fluctuations, interest rate fluctuations, high market volatility, higher potential default rates, less liquidity, high rates of inflation, expropriation, confiscatory taxation, nationalization, trading halts, imposition of tariffs, limitations on repatriation, exchange control regulations (including currency blockage) and differing legal, auditing, financial and reporting standards.

The economies of countries in the Greater China Region differ from the economies of more developed countries in many respects. Economies of countries within the Greater China Region may experience different rates of growth, inflation, capital investment, resource self-sufficiency, financial system stability, and sensitivity to changes in global trade than more developed economies. These countries may be highly dependent upon and may be affected by developments in the United States, Europe and other Asian economies, and their economies, and companies could be affected if global economic conditions deteriorate as a result of political instability and uncertainty and the imposition of tariffs and other protectionist trade policies. Furthermore, any spread of an infectious illness, public health threat or similar issues could reduce consumer demand or economic output, result in market closures, travel restrictions or quarantines, and generally have a significant impact on the economies of China and other countries in the Greater China region, which in turn could adversely affect the Fund’s investments.

Developing countries, such as those in the Greater China Region, may subject the Fund’s investments to a number of tax rules and the application of many of those rules may be uncertain. Although China has implemented various tax reforms in recent years, China may amend or revise its existing tax laws and/or procedures in the future possibly with a retroactive effect. Changes in applicable Chinese tax law could reduce the after-tax profits of the Fund, directly or indirectly, including by reducing the after tax profits of companies in China in which the Fund invests. Chinese taxes that may apply to the Fund’s investments include income tax or withholding tax on dividends, interest or gains earned by the Fund, business tax and stamp duty. Uncertainties in Chinese tax rules could result in unexpected tax liabilities for the Fund, which would adversely impact the Fund’s net asset value.

The Fund’s investments may also be impacted by accounting fraud, especially involving Chinese companies, whether incorporated inside or outside of the Greater China Region. Frequent intervention by the Chinese government, limits on credible corporate governance standards, limited transparency of market and accounting information, and limited oversight of accounting firms increases the risk of insider dealing, market manipulation, improper accounting and other corporate misconduct.

16.	Summary Section of Prospectus – Principal Risks

SEC Comment:    Please consider making COVID 19 as a separate risk or a sub-risk of “Market Risk.” Please revise disclosure to be Plain English. Please see Investment Management Guidance Update 2014-08.

Response:    Registrant will separate the COVID 19 risk disclosure from the Market Risk disclosure and include an additional pandemic risk disclosure as a principal risk associated with the Fund as follows:

Global Pandemic Risk. The value of the Fund’s investments may be impacted by global health crises or other events. For example, an outbreak of respiratory disease designated as COVID-19 was first detected in China in December 2019 and subsequently spread internationally. The transmission of COVID-19 and efforts to contain its spread have resulted in international, national and local border closings and other significant travel restrictions and disruptions, significant disruptions to business operations, supply chains and customer activity, event cancellations and restrictions, service cancellations, reductions and other changes, significant challenges in healthcare service preparation and delivery, and quarantines, as well as general concern and uncertainty that has negatively affected the economic environment. These impacts also have caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of this COVID-19 pandemic may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

17.	Summary Section of Prospectus – Principal Risks

SEC Comment:    Please revise “Stock Selection Risk” to include disclosure regarding portfolio management risk.

Response:    Registrant will revise the disclosure as follows:

Stock Selection Risk. The Fund is actively managed, and its performance therefore will reflect, in part, the ability of the portfolio managers to select investments and to make investment decisions that are suited to achieving the Fund’s investment objective. Due to its active management, the Fund could underperform its benchmark index and/or other funds with a similar investment objective and/or strategy or may lose value even when the overall stock market is not in a general decline.

18.	Summary Section of Prospectus – Principal Risks

SEC Comment:    Please enhance “Foreign Securities Risk” to include disclosure regarding audit and accounting risk for Chinese companies as well as regulatory risk.

Response:    Registrant will incorporate audit and accounting risk in the Greater China Region Risk disclosure. See the response to Comment 15, above.

19.	Summary Section of Prospectus – Principal Risks

SEC Comment:    There is currently a “Frontier Markets Risk” in the section but there is no corresponding principal strategy for this risk. Please revise accordingly to include frontier markets in the principal strategy.

Response:    The Frontier Markets Risk will be removed as a principal risk of the Fund.

20. Summary Section of Prospectus – Principal Risks

SEC Comment:    There is currently a principal risk “China A Shares Risk.” Please revise disclosure to be Plain English. For example, volatility could be a separate sub section or bullet points could be utilized to separate disclosure. Please see Investment Management Guidance Update 2014-08.

Response:    Registrant will revise the China A-Shares Risk disclosure as follows:

China A-Shares Risk. The Fund intends to invest in China A-shares primarily through the Stock Connect Programs. The Stock Connect Programs are securities trading and clearing link programs with an aim to achieve mutual stock market access between the PRC and Hong Kong. Stock Connect was developed by The Stock Exchange of Hong Kong Limited (“SEHK”), the Hong Kong Exchanges and Clearing Limited, the SSE (in case of the Shanghai Connect) or the SZSE (in the case of Shenzhen Connect), and the China Securities Depository and Clearing Corporation (“CSDCC”). Investing in China A-shares through the Stock Connect Programs involves trading through the Hong Kong Exchange as an intermediary, which subjects the Fund to additional unique accessibility risks described below.

Trading through the Stock Connect Programs is currently subject to a daily quota, which limits the maximum net purchases by all purchasers using the Stock Connect Programs each day. While the daily quotas are relatively large, there is the possibility that the quotas could be reduced or exceeded, meaning buy orders for China A-shares would be rejected, affecting the Fund’s ability to efficiently execute on its investment strategy. Further, the Stock Connect Programs rely on the connectivity of the Shanghai or Shenzhen markets with Hong Kong. The connectivity between these markets involves procedures and processes that are relatively untested and are subject to evolving regulations. Also, the Stock Connect Programs may be affected by extended market closures for holidays or closures declared for unforeseen reasons. During an extended market closure, the Fund’s ability to trade in China A-shares will be impacted, which may affect the Fund’s performance.

The Stock Connect Programs will only operate on days when both the Chinese and Hong Kong markets are open for trading and when banking services are available in both markets on the corresponding settlement days. Accordingly, an investment in China A-shares though the Stock Connect Programs may subject the Fund to the risk of price fluctuations on days when the Chinese markets are open, but the Stock Connect Programs are is not operating. Further, if one or both of the Chinese and Hong Kong markets are closed on a U.S. trading day, the Fund may not be able to acquire or dispose of China A-shares in a timely manner.

Additionally, there may be certain temporary tax exemptions and favorable tax treatments for assets traded through the Stock Connect Programs or the QFII Programs, which, if withdrawn or modified could result in additional tax obligations that could adversely impact the Fund’s net asset value.

21.	Prospectus – Additional Information about the Funds – Additional Information about Investment Strategies and Risks

SEC Comment:    Please consider revising this Item 9 disclosure to remove any duplicative disclosure that is already included in Item 4 of the Summary Section of the Prospectus.

Response:    The Registrant believes that the current prospectus already appropriately distinguishes between principal and non-principal strategies and risks. Consistent with Item 9(c) and Item 4 of Form N-1A, each Fund discloses the principal strategies and principal risks of investing in the Fund in the summary “Risk/Return Summary” section. The information in the section entitled “Additional Information about Investment Strategies and Risks” supplements the principal risk disclosure in the summaries and also provides information regarding certain non-principal strategies and risks but identifies whether the strategy is a principal or non-principal risk to the Fund.

22.	Prospectus – Wasatch Fund – Additional Information about the Fund – Other Investment Strategies

SEC Comment:    In second sentence of the section the disclosure states: “For information about the more significant of these strategies and their risks, see “Investment Strategies and Their Risks” in the Statement of Additional Information (SAI).” Please delete the phrase “more significant” from this sentence.

Response:    Registrant will remove the phrase as requested.

23.    SEC Comment: Please confirm supplementally that the registration statement complies with the disclosure required by Form N-1A including Item 4, Item 9 and Item 16.

Response:    Registrant confirms the registration statement complies with the disclosure required by Form N-1A Item 4, Item 9 and Item 16.

24.	Statement of Additional Information – Fund Restrictions and Policies

SEC Comment:    In this section fundamental investment restriction 5. states that “the Fund may not: invest more than 25% of total assets (taken at market value at the time of each investment) in the securities of issuers in any particular industry.” Please revise to include “or group of industries” at the end of the restriction. Please see Item 4(a), Item 9(b)(1) Instruction 4 and Item 16(c)(1)(iv) of Form N-1A.

Response:    The policy to not invest in more than 25% of total assets in the securities of issuers in a particular industry is a Fundamental policy that is consistent with the policy adopted

for other existing series of the Trust, which may not be changed without a shareholder vote.    Registrant has no current intention to concentrate in the securities of issuers in a particular industry or group of industries. Should the Registrant change to a strategy that concentrates in a particular industry, it will add the disclosure required by Item 4(a), Item 9(b)(1) and 16(c)(1)(iv) to the Fund’s prospectus or the SAI.

Please note attached as Appendix A is a blacklined copy of the prospectus for the Fund showing changes from the prospectus for the Fund filed in PEA 111.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine Hayes

Vice President

cc:    R. Biles

Appendix A